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                           November 3, 2021

       Rick Dunn
       Chief Financial Officer
       Satellogic Inc.
       Ruta 8 Km 17,500, Edificio 300
       Oficina 324 Zonam  rica
       Montevideo, 91600, Uruguay

                                                        Re: Satellogic Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed October 19,
2021
                                                            File No. 333-258764

       Dear Mr. Dunn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Nettar Group Inc. Unaudited Financial Statements
       2 Revenue from Contracts and Contract Liabilities, page F-7

   1. We note you recognized revenue of $1,706 thousand for the six months ended June 30,
                                                        2021. At a minimum,
please address the following:
                                                            Describe your
company's performance obligations.
                                                            Discuss if your
company recognizes revenue over time or at a point in time.
                                                            Describe how you
determine and allocate transaction prices.
                                                            Describe any
variable consideration and how you account for such items
                                                        Refer to paragraphs 110
through 129 of IFRS 15 and revise your disclosure accordingly.
                                                        You may contact Andi
Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
 Rick Dunn
Satellogic Inc.
November 3, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameRick Dunn                               Sincerely,
Comapany NameSatellogic Inc.
                                                          Division of
Corporation Finance
November 3, 2021 Page 2                                   Office of
Manufacturing
FirstName LastName